eBay Inc. 2025 Hamilton Avenue San Jose, CA 95125

 October 23, 2018

VIA EDGAR
Ms. Jennifer Thompson
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:     eBay Inc.
Form 10-K for the year ended December 31, 2017
Filed February 5, 2018
Form 10-Q for the quarter ended June 30, 2018
Filed July 19, 2018
File No. 001-37713

Dear Ms. Thompson:

Thank you for your letter dated September 24, 2018 addressed to eBay Inc. (“eBay,” the “Company” or “we”) setting forth comments of the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission on the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017 and Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2018.

On October 9, 2018, the Company responded to the comments numbered two through seven included in the Staff’s comment letter. This letter responds to comment number one of the letter. To facilitate the Staff’s review of our response to comment number one, we have keyed our response to the applicable heading used in the Staff’s comment letter, which is reproduced in italics below and followed by the Company’s response.

Form 10-K for the year ended December 31, 2017

General

1.
In a letter to the staff dated May 14, 2015, you discussed your subsidiary PayPal’s 2015 settlement with OFAC for processing transactions to or from Sudan, and PayPal’s disclosure to OFAC of subsequent similar transactions referencing sanctioned countries. On page 20 of its 10-K filed February 7, 2018, PayPal provides similar information. Additionally, we are aware of news reports indicating that entities in North Korea, Sudan and Syria, possibly including their governments, may have offered or sold items on the ebay.com website. North Korea, Sudan and Syria are designated by the Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and/or export controls.

Please describe to us the nature and extent of any past, current, and anticipated contacts with North Korea, and any such contacts with Sudan and Syria since your 2015 letter, including contacts with their governments, whether through subsidiaries, affiliates, partners, customers, joint ventures or other direct or indirect arrangements. Please also discuss the materiality of those contacts, in quantitative terms and in terms of qualitative factors that a reasonable investor would deem important in making an investment decision. Tell us the approximate dollar amounts of revenues, assets and liabilities associated with those countries for the last three fiscal years and the subsequent interim period. Address for us the potential impact of the investor sentiment evidenced by divestment and similar initiatives that have been directed toward companies that have operations associated with U.S.-designated state sponsors of terrorism. Finally, to the extent PayPal has self-reported to OFAC possible violations of North Korea, Sudan or Syria economic sanctions subsequent to your 2015 letter, please describe the transactions to us and tell us the maximum dollar amount of the potential related penalties.

For purposes of this response, we respectfully remind the Staff that, on July 17, 2015 (the “Separation Date”), PayPal Holdings, Inc. became an independent publicly traded company as the result of eBay’s distribution of 100% of its outstanding common stock to eBay’s stockholders (the “Separation”). PayPal ceased to be a part of eBay on the Separation Date and, since that time, PayPal has conducted its business separately from eBay. In addition, while PayPal handled OFAC compliance both for itself and eBay prior to the Separation, eBay took on responsibility for its own OFAC compliance subsequent to the Separation. Finally, under agreements entered into by eBay and PayPal in connection with the Separation, PayPal generally remains responsible for liabilities (including those relating to OFAC matters) relating to the PayPal business with respect to periods prior to the Separation. As a result, we do not believe that OFAC matters relating to PayPal’s business prior to its Separation from eBay are likely to have a material impact on, or are material to an evaluation of, eBay’s business going forward. For the foregoing reasons, some of the information provided below in response to the Staff’s comment is presented for periods after the Separation.

We respectfully advise the Staff that the Company does not conduct business or have any subsidiaries, assets or liabilities in North Korea, Sudan or Syria, the Company does not have any agreements with the governments of North Korea, Sudan or Syria or any entities known by the Company to be under their control, and the Company does not plan to conduct business with any of those governments or entities.

The Company also has controls in place that are designed to prohibit access to its websites from North Korea, Sudan and Syria, to prevent people or entities in those countries from registering for eBay accounts and to block IP addresses known to be associated with persons or entities in these countries, and eBay devotes significant resources to avoid doing business with sanctioned countries and to prevent the offering and sale of goods to or from individuals or entities in such countries. eBay also maintains policies and procedures in its commitment to comply with U.S. economic and trade sanctions enforced by OFAC.

Subsequent to its May 14, 2015 letter to the Staff, the Company has not provided products or services to the governments of North Korea, Sudan or Syria or entities known by the Company to be under their control, nor is the Company aware of having executed any transactions for buyers or sellers with registered addresses in those countries, subject to the following:

(A)
for the period between May 14, 2015 until the July 17, 2015 Separation Date, PayPal processed a limited number of known transactions in an aggregate amount of approximately $2,500 that may have involved persons in North Korea, Sudan or Syria or entities under the control of their governments; and

(B)
subsequent to the Separation Date, eBay processed four transactions in an aggregate amount of approximately $227 that involved shipments to Syrian or Sudanese embassy addresses in Germany, Austria and Japan and that may have involved persons or entities affiliated with or under the control of the Syrian or Sudanese governments. eBay believes that these transactions were not flagged by its automated controls because the underlying vendor-supplied screening software did not include the addresses of these embassies. Accordingly, eBay has implemented a manual interim control to mitigate the risk of having items shipped to these embassy addresses and is in the process of developing an automated control. The four transactions in question are as follows:

(1)
Two of those transactions, in the aggregate amount of approximately $148, involved goods that were purchased by a buyer registered in Germany from sellers registered in China and Morocco and shipped to a Sudanese embassy address in Germany. A third transaction, in the amount of approximately $49, involved the sale of goods by a seller registered in Israel to a buyer registered in Japan that were shipped to a Sudanese embassy address in Japan. However, any U.S. persons involved in these three transactions were authorized by the General License issued by OFAC in 15 CFR 538.540 effective January 17, 2017. The Sudanese sanctions regulations were revoked in their entirety as of October 12, 2017. All three of these transactions occurred prior to that revocation date.

(2)
The fourth transaction, in the amount of approximately $30, involved goods that were purchased by a buyer registered in Austria and shipped to an address for the Syrian embassy in Austria. The seller in that transaction was registered in Germany. Based on the information reviewed, eBay is unable to determine whether the goods shipped were for the benefit of the government of Syria or for personal use; however, out of an abundance of caution, eBay has voluntarily self-reported this transaction to OFAC.

Prior to the Company’s May 14, 2015 letter to the Staff, the Company did not, to its knowledge, provide any products or services to the government of North Korea or entities known by the Company to be under its control, nor is the Company aware of having executed any transactions for buyers or sellers with registered addresses in North Korea.

eBay recognized total revenues of less than $48 from the four transactions described above involving goods shipped to Syrian or Sudanese embassy addresses in Germany, Austria and Japan. Otherwise, for the period from the Separation Date through September 30, 2018, eBay did not recognize any revenues from persons or entities with registered addresses in North Korea, Syria or Sudan. eBay does not have any subsidiaries in North Korea, Syria or Sudan and eBay’s consolidated balance sheet as of December 31, 2015, 2016 and 2017 and September 30, 2018 did not reflect any assets or liabilities in those countries.

The Company does not believe that the small number and dollar amount of the transactions described above are material to its business, constitute a material investment risk for the holders of eBay’s securities or are likely to result in material divestment of eBay’s securities by institutional investors. With respect to the four transactions described above that occurred subsequent to the Separation, three were executed under a General License from OFAC and the fourth involved goods with a value of approximately $30. And from a qualitative perspective, given the limited and de minimis nature of these transactions, we do not believe that they are likely to damage eBay’s reputation or cause investors to call into question eBay’s commitment to OFAC or other regulatory compliance.

The Staff’s comment requests information with respect to the potential OFAC penalties for transactions self-reported by PayPal subsequent to May 14, 2015. We respectfully submit that, because PayPal generally remains responsible for liabilities relating to its business for periods prior to the Separation on July 17, 2015, information regarding those penalties is not material to an evaluation of eBay’s business.

We respectfully advise the Staff that, because PayPal separated from eBay and became an independent public company on the Separation Date, we are not providing information relating to PayPal as of any dates or for any periods subsequent to the Separation Date. Moreover, information in this response regarding whether or not PayPal provided products or services to the governments of North Korea, Syria or Sudan or entities known to be under the control of those governments or whether PayPal executed any transactions for buyers or sellers with registered addresses in those countries (including, without limitation, all of the information in clause (A) of the fourth paragraph of this response and, insofar as it relates to PayPal, the information in the fifth paragraph of this response) has been provided by PayPal.

For purposes of this response, local currency amounts have been translated into U.S. dollars.

*        *        *

We are available to discuss any of our responses at your convenience. Please do not hesitate to contact the undersigned at (408-376-3214). In addition, you are welcome to contact Eric Haueter of Sidley Austin LLP at (415-772-1231).

eBay Inc.

By:	/s/ Brian J. Doerger
Name:	Brian J. Doerger
Title:	Vice President, Chief Accounting Officer

3